UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 15, 2019

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of registrant as specified in its charter)

Unit 2, 2nd Floor

Bupa Centre

141 Connaught Road West

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Credit Agreement

Seaspan Holdco III Ltd. (“Borrower”), a wholly owned subsidiary of Seaspan Corporation (the “Company” or “Guarantor”), entered into the Credit Agreement, dated as of May 15, 2019 (the “Credit Agreement”), with the Company as Guarantor, the several lenders from time to time party thereto (“Lenders”), Citibank, N.A., as Administrative Agent and Lead Bookrunner, Citigroup Global Markets Inc., as Sole Structuring Agent, Citibank, N.A., Bank of Montreal and Wells Fargo Bank, N.A., as Mandated Lead Arrangers and Bookrunners, BNP Paribas, National Australia Bank Limited and Société Générale, Hong Kong Branch, as Lead Arrangers, and Bank Sinopac, as Co-documentation Agent. Capitalized terms used, but not otherwise defined in this Report on Form 6-K, shall have the meanings ascribed to such terms in the Credit Agreement.

The Credit Agreement provides for a secured credit facility (the “Facility”) of up to US$1 billion comprised of (i) a revolving loan and revolving letter of credit facility in an aggregate principal amount of US$200 million (“Revolving Loan Commitments”) and (ii) a term loan facility in an aggregate principal amount of US$800 million (“Term Loan Commitments”). In addition, Borrower may request an increase in the Term Loan Commitments or Revolving Loan Commitments (each such increase, an “Incremental Commitment”) by an aggregate amount of up to US$1 billion for all such requests, subject to certain conditions set forth in the Credit Agreement. Lenders do not have any obligation to provide an Incremental Commitment, and any election to do so will be in the sole discretion of the Lenders.

The proceeds of the Facility are intended to be used (i) to finance the acquisition of Collateral Vessels and refinance existing indebtedness in relation to the Collateral Vessels described below and (ii) for general corporate purposes of Borrower and Guarantor, including, but not limited to, repaying certain existing credit facilities. The maturity date for the Facility is May 15, 2024.

Borrower’s obligations under the Credit Agreement will be guaranteed by the Guarantor and by subsidiaries of Borrower that own Collateral Vessels (the “Vessel Owners”) pursuant to the Intercreditor and Proceeds Agreement, dated as of May 15, 2019 (the “Intercreditor Agreement”), by and among Borrower, Guarantor, the Vessel Owners, the other secured parties from time to time party thereto, UMB Bank, National Association, as Security Trustee, and Citibank, N.A., as Administrative Agent. Borrower’s obligations under the Credit Agreement and Guarantor’s and the Vessel Owners’ obligations under the Credit Agreement and the Intercreditor Agreement will be secured by, among other things, the Collateral Vessels, the charters in respect of the Collateral Vessels, the equity interests of the Vessel Owners and Borrower and other assets of Borrower and the Vessel Owners. The initial portfolio of Collateral Vessels consists of 36 vessels, including eight 2500 TEU vessels, eleven 4250 TEU vessels, nine 10000 TEU vessels, five 14000 TEU vessels, one 13100 TEU vessel and two 9600 TEU vessels. The Credit Agreement permits the substitution of a Collateral Vessel with one or more vessels, including upon the sale or disposition of a Collateral Vessel, so the Collateral Vessels securing the Facility may change from time to time. Under the Intercreditor Agreement, Borrower may incur additional secured debt in connection with the issuance of private placement notes or entering into other secured loan facilities, subject to certain conditions, including, without limitation, that the total amount of the aggregate of the secured obligations under the Credit Agreement and such additional secured obligations does not exceed US$2 billion.

Borrower will repay the Term Loan in installments on each Payment Date (the “Term Loan Required Payments”). Borrower may prepay any borrowing of Loans, in whole or in part, at any time without premium or penalty, provided that each partial prepayment shall be in an amount not less than US$1 million or a larger multiple of US$1 million. Each optional prepayment of a borrowing shall (i) in the case of an optional prepayment of the Revolving Loan, reduce the outstanding principal amount of the Revolving Loan, and (ii) in the case of an optional prepayment of the Term Loan, be applied to reduce all Term Loan Required Payments pro rata. Any amounts of the Revolving Loans that are repaid may be reborrowed in accordance with the terms of the Credit Agreement. Amounts repaid or prepaid with respect to the Term Loan may not be re-borrowed. Borrower will be required to prepay the outstanding Loans under certain circumstances, including, but not limited to, upon the occurrence of a Change of Control.

The Credit Agreement requires payment of interest on the outstanding Loans at a rate per annum equal to the LIBO Rate plus 2.25% per annum. The Credit Agreement also requires payment of a commitment fee of 0.25% per annum calculated on the unused portion of the Facility (or, during any period where less than 50% of the aggregate Term Loan Commitments or aggregate Revolving Loan Commitments are utilized, 0.50% per annum).

Borrower is subject to customary conditions precedent before it may borrow under the Facility, including, but not limited to, that no event of default has occurred and is continuing, that there has been no Material Adverse Effect and that financial covenants set forth in the Credit Agreement shall have been complied with.

The Credit Agreement contains various covenants limiting Borrower’s, Guarantor’s and Vessel Owners’ ability to, among other things:

•	create or allow any liens to be placed on the collateral securing the Facility; and

•	pay dividends or make any other distributions to shareholders (subject to limited exceptions).

Borrower and Vessel Owners are restricted from entering into any mergers, amalgamations or corporate reconstructions (other than intercompany mergers and amalgamations that would not lead to a contravention of the Credit Agreement or any other Loan Document). The Credit Agreement also contains certain restrictions on substituting a Collateral Vessel with one or more vessels and on the sale or disposition of a Collateral Vessel.

The Credit Agreement sets forth certain financial covenants including, but not limited to, maintaining:

•	Borrower’s borrowing base ratio (i.e., the ratio of outstanding obligations under the Facility to the borrowing base) of not more than 1.0 to 1.0;

•	Borrower’s debt service coverage ratio of not less than 1.25 to 1.00;

•	Guarantor’s Consolidated Tangible Net Worth equal to or in excess of US$450 million;

•	Guarantor’s Total Borrowings at less than 65% of its Total Assets;

•	Guarantor’s Interest and Principal Coverage Ratio equal to or greater than 1.10 to 1.00; and

•	no Guarantor cross default, subject to a limited exception.

The Credit Agreement contains customary events of default including, but not limited to, non-payment of principal or interest, breach of covenants, making incorrect representations (subject to limited exceptions), default under any Indebtedness (subject to a limited exception) and bankruptcy.

The Credit Agreement and the Intercreditor Agreement are filed as Exhibit 4.1 and Exhibit 4.2, respectively, to this Report on Form 6-K and are incorporated herein by reference. The description of the Credit Agreement and the Intercreditor Agreement in this Report on Form 6-K is a summary and is qualified in its entirety by the terms of these agreements, as applicable.

The Company issued a press release announcing the Facility on May 15, 2019, a copy of which is attached to this Report on Form 6-K as Exhibit 99.1.

This Report on Form 6-K is hereby incorporated by reference into the following Registration Statements of the Company:

•	the Registration Statement filed with the Securities and Exchange Commission, (the “SEC”), on May 30, 2008 on Form F-3D (Registration No. 333-151329);

•	the Registration Statement filed with the SEC on March 31, 2011 on Form S-8 (Registration No. 333-173207);

•	the Registration Statement filed with the SEC on June 20, 2013 on Form S-8 (Registration No. 333-189493);

•	the Registration Statement filed with the SEC on April 24, 2012 on Form F-3 (Registration No. 333-180895), as amended on March 22, 2013;

•	the Registration Statement filed with the SEC on April 29, 2014 on Form F-3 (Registration No. 333-195571), as amended on March 3, 2017 and April 19, 2017;

•	the Registration Statement filed with the SEC on November 28, 2014 on Form F-3 (Registration No. 333-200639), as amended on March 3, 2017 and April 19, 2017;

•	the Registration Statement filed with the SEC on November 28, 2014 on Form S-8 (Registration No. 333-200640);

•	the Registration Statement filed with the SEC on March 12, 2015 on Form F-3D (Registration No. 333-202698);

•	the Registration Statement filed with the SEC on May 23, 2016 on Form F-3 (Registration No. 333-211545), as amended on March 3, 2017, March 7, 2017 and April 19, 2017;

•	the Registration Statement filed with the SEC on June 24, 2016 on Form S-8 (Registration No. 333-212230);

•	the Registration Statement filed with the SEC on August 25, 2017 on Form F-3 (Registration No. 333-220176);

•	the Registration Statement filed with the SEC on December 21, 2017 on Form S-8 (Registration No. 333-222216);

•	the Registration Statement filed with the SEC on April 13, 2018 on Form F-3D (Registration No. 333-224291);

•	the Registration Statement filed with the SEC on April 13, 2018 on Form F-3 (Registration No. 333-224288), as amended on May 3, 2018 and May 7, 2018;

•	the Registration Statement filed with the SEC on June 15, 2018 on Form F-4 (Registration No. 333-225681);

•	the Registration Statement filed with the SEC on September 28, 2018 on Form F-3 (Registration No. 333-227597);

•	the Registration Statement filed with the SEC on January 18, 2019 on Form F-3 (Registration No. 333-229312);

•	the Registration Statement filed with the SEC on March 27, 2019 on Form F-3 (Registration No. 333-230524); and

•	the Registration Statement filed with the SEC on May 10, 2019 on Form F-4 (Registration No. 333-231401).

Exhibit Index

Exhibit No.	Description

4.1	Credit Agreement, dated as of May 15, 2019, by and among Seaspan Holdco III Ltd., as Borrower, Seaspan Corporation, as Guarantor, the several lenders from time to time party thereto, Citibank, N.A., as Administrative Agent and Lead Bookrunner, Citigroup Global Markets Inc., as Sole Structuring Agent, Citibank, N.A., Bank of Montreal and Wells Fargo Bank, N.A., as Mandated Lead Arrangers and Bookrunners, BNP Paribas, National Australia Bank Limited and Société Générale, Hong Kong Branch, as Lead Arrangers, and Bank Sinopac, as Co-documentation Agent.

4.2	Intercreditor and Proceeds Agreement, dated as of May 15, 2019, by and among Seaspan Holdco III Ltd., as Borrower, Seaspan Corporation, as Primary Guarantor, the subsidiaries of the Borrower from time to time party thereto as Guarantors, UMB Bank, National Association, as Security Trustee, and Citibank, N.A., as Administrative Agent.

99.1	Press Release dated May 15, 2019 and titled “Seaspan Announces Closing of Innovative $1Billion Portfolio Financing Program.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: May 15, 2019	By:	/s/ Ryan Courson
Name: Ryan Courson
Title: Chief Financial Officer
(Principal Financial and Accounting Officer)